Exhibit 21.1
List of Subsidiaries of PetIQ Inc.

Name of Subsidiary	State or Country of Incorporation or Organization
ECP IV TS Investor Co.	Delaware
PetIQ Holdings, LLC	Delaware
PetIQ, LLC	Idaho
PetIQ, LLC	Florida
Mark and Chappell Limited	United Kingdom
PetIQ MFG, LLC	Utah
Community Veterinary Clinics, LLC dba VIP Petcare	Delaware
Sergeant’s Pet Care Products, LLC	Michigan
Velcera, LLC	Delaware